SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 28,277,855.31

Registered in the Lisbon Commercial Registry

and Corporate Number 503 215 058

Portugal Telecom’s Annual General Meeting of Shareholders

Lisbon, Portugal, 28 March 2008 – Portugal Telecom announces that its Annual General Meeting of Shareholders was held today.

The items on the agenda were approved as follows:

•                  Approval of the management report, balance sheet and accounts, individual and consolidated, for the financial year 2007.

•                  Application of the 2007 net income of Euro 613,450,573, as follows:

•                 The payment of a dividend corresponding to Euro 0.575 per share, which shall occur on 24 April 2008 (ex-dividend date: 21 April 2008);

•                 The transfer of the remainder amount to retained earnings.

•                 General appraisal of the Company’s Management and Supervision bodies, and of each of their members, as well as a special appraisal to the Chairman of the Board of Directors and Chief Executive Officer for the outstanding way in which the Company was led throughout the 2007 financial year.

•	Ratification of the appointment of Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena as directors to complete the 2006-2008 term of office.

•	Approval of the acquisition and disposal of own shares.

•

Reduction in the share capital of up to Euro 3,077,400 for the purpose of releasing excess capital by means of cancellation of up to 102,580,000 shares representing up to 10% of the share capital to be acquired under the terms of the share buyback programme included in the shareholders remuneration package that was announced in February 2007 within the public tender offer that the Company was subject, and corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

•

Approval, pursuant to paragraph 4 of article 8 of the Articles of Association, of the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors.

•	Suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to above as may be resolved upon by the Board of Directors.

•

Approval of the issuance of bonds and other securities, of whatever nature, by the Board of Directors, including the determination of a maximum annual amount of Euro 3,000,000,000 in accordance with paragraph 3 of article 8 and paragraph 1, e) of article 15 of the Articles of Association

•	Approval of the acquisition and disposal of own bonds and other own securities.

•

Approval that the members of the Compensation Committee be remunerated and creation of an ad hoc commission to determine such remunerations. The members of the ad hoc commission will not be remunerated.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.